Exhibit 99.1

Danke Announces Updates to its Board and Senior Management

BEIJING, China, June 18, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced updates to its board of directors (the “Board”) and senior management team.

Mr. Yan Cui, a co-founder, director and president of the Company, has been appointed by the Board as the Company’s interim chief executive officer with immediate effect. Mr. Cui has been responsible for the management and operations of the Company, together with Mr. Jing Gao, a co-founder, director and chief executive officer of the Company, since the Company was founded five years ago.

To the Company’s best knowledge, Mr. Gao is currently involved in an investigation by local government authorities into certain matters relating to his business venture prior to the founding of Danke, and thus is not able to attend to the Company’s business or perform any of his directorial and managerial roles at the Company. After due inquiries, the Company has no plausible reason to believe that the investigation Mr. Gao is involved in relates to or results from any business activities or other dealings of the Company. Neither the Company nor any of its other directors or officers has received any notice, inquiry or claim that may be linked to such investigation.

Upon recommendation of the nominating and corporate governance committee and approval of the Board, the Board has re-assigned all of Mr. Gao’s responsibilities within the Company to Mr. Cui during Mr. Gao’s absence. Mr. Cui will serve as the interim chief executive officer of the Company in addition to his roles as a director and president of the Company. As of the date hereof, the business and operations of Company remain normal. The Company currently does not expect the absence of Mr. Gao to have any material adverse impact on its daily business operations, and will continue to assess the situation and make transitional arrangements if necessary.

“Driven by its clear vision and strategies, Danke has sustained healthy and rapid growth in the past five years since it was established. Danke’s accomplishments couldn’t have been achieved without the strong leadership of the whole senior management, the collaboration of the experienced business teams, and the Company’s well-established corporate governance mechanisms,” said Mr. Derek Shen, the chairman of the Board, “Mr. Yan Cui co-founded the Company five years ago and has ever since been responsible for the management and operations of the Company, together with Mr. Gao. Mr. Cui enjoys a great reputation both inside and outside of Danke due to his deep insight into China’s residential rental market, as well as his rich management experience. We are confident that, during Mr. Gao’s absence, Mr. Cui, working together with the rest of the management team and thousands of our colleagues across the nation, will continue to ensure both near and longer-term success for Danke.”

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its annual report on Form 20-F for the fiscal year of 2019. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510